UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Firepond, Inc.
(Name of Issuer)
Common Stock, $0.001 pare value per share
(Title of Class of Securities)
31822L104
(CUSIP Number)
FP Tech Holdings, LLC
270C N. Washington Ave.
Marshall, Texas 75670
(214) 438-0801
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS FP Tech Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		7,455,279

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7, 455,279[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7, 455,279 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]	See Items 3 and 5.

[2]
Based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

1	NAMES OF REPORTING PERSONS Erich Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,812,392[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,812,392[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13, 812,392 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

84.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]
7,455,279 shares are held by FP Tech Holdings, LLC (“FP Tech”), 6,000,000 shares are held by CWC Holdings, LLC (“CWC”) and 357,113 shares are held by NMPP, Inc. Erich Spangenberg is the manager of CWC and the manager of TechDev Holdings, LLC (“TechDev”), the sole member of FP Tech and a member of CWC. Through his position as manager of CWC and TechDev, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by CWC and FP Tech. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 6,000,000 shares owned of record by CWC and the 7,455,279 shares owned of record by FP Tech. Further, through his position as president, sole director and sole shareholder of NMPP, Inc., Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by NMPP, Inc., and Mr. Spangenberg may be deemed to have beneficial ownership of the 357,113 shares owned of record by NMPP, Inc.

[2]
Based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

1	NAMES OF REPORTING PERSONS Acclaim Financial Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,455,279[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,455,279[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,455,279 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]
7,455,279 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). Acclaim Financial Group, LLC (“AFG”) is the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“TechDev”), the sole member of FP Tech and a member of CWC. Through its membership interest in TechDev, AFG may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, AFG may be deemed to have beneficial ownership of the 13,455,279 shares owned of record by FP Tech and CWC.

[2]
Based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

1	NAMES OF REPORTING PERSONS TechDev Holdings, LLC (f/k/a Plutus IP, LLC)1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,455,279[2]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,455,279[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,455,279 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

[1]	Plutus IP, LLC changed its name to TechDev Holdings, LLC effective April 18, 2008.

[2]
7,459,279 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). TechDev Holdings, LLC (f/k/a Plutus IP, LLC) (“TechDev“) is the sole member of FP Tech and a member of CWC. Through its membership interest in FP Tech and CWC, TechDev may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, TechDev may be deemed to have beneficial ownership of the 13,455,279 shares owned of record by FP Tech and CWC.

[3]
Based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

1	NAMES OF REPORTING PERSONS Audrey Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,455,279[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,455,279[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,455,279[1] shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]
7,455,279 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC ("CWC"). Audrey Spangenberg is the manager of FP Tech, and the managing member and 99% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC), the entity which is the sole member of FP Tech and a member of CWC. Through her position as manager of FP Tech and membership interest in AFG, Ms. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, Ms. Spangenberg may be deemed to have beneficial ownership of the 13,455,279 shares owned of record by FP Tech and CWC.  Ms. Spangenberg is a director of the Issuer.

[2]
Based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

1	NAMES OF REPORTING PERSONS Christian Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,455,279[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,455,279[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,455,279 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]
7,455,279 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 6,000,000 are held by CWC Holdings, LLC (“CWC”). Christian Spangenberg is a 1% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of TechDev Holdings, LLC (f/k/a Plutus IP, LLC), the entity which is the sole member of FP Tech and a member of CWC. Through his membership interest in AFG, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of Common Stock owned by FP Tech and CWC. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 13,455,279 shares owned of record by FP Tech and CWC. Christian Spangenberg does not possess voting or investment power with respect to these shares.

[2]
Based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

1	NAMES OF REPORTING PERSONS NMPP, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		357,113[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		357,113[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,113 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[1]	See Item 5.

[2]
Based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

1	NAMES OF REPORTING PERSONS CWC Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,000,000[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000[1] shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

[1]	See Item 5.

[2]
Based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

Item 1. Security and Issuer

The Schedule 13D filed on January 11, 2008 (the “Schedule 13D”) by FP Tech Holdings, LLC, a Texas limited liability company (“FP Tech”), as amended by Amendment No. 1 filed on March 11, 2008, Amendment No. 2 filed April 24, 2008, Amendment No. 3 filed April 29, 2008, Amendment No. 4 filed August 19, 2008 and Amendment No. 5 filed November 14, 2008 relating to the shares of Common Stock, $0.001 par value per share, of Firepond, Inc., a Delaware corporation (the “Issuer”), is hereby amended by this Amendment No. 6 to the Schedule 13D. The principal executive offices of the Issuer are located at 11 Civic Center Plaza, Suite 310, Mankato, Minnesota  56001

Item 2. Identity and Background

     (a) - (b) The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons:”

Erich Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

Audrey Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

Christian Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

Acclaim Financial Group, LLC
207C N. Washington Ave.
Marshall, Texas 75670

FP Tech Holdings, LLC
207C N. Washington Ave.
Marshall, Texas 75670

NMPP, Inc.
207C N. Washington Ave.
Marshall, Texas 75670

TechDev Holdings, LLC
(f/k/a Plutus IP, LLC)
207C N. Washington Ave.
Marshall, Texas 75670

CWC Holdings, LLC
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240

     (c) The principal business of FP Tech Holdings, LLC (“FP Tech”) and TechDev Holdings, LLC (“TechDev”) is as an investment holding company. The principal business of Acclaim Financial Group, LLC (“AFG”), NMPP, Inc. and CWC Holdings, LLC (“CWC”) is holding investments and providing strategic advisory services. Audrey Spangenberg is the sole manger of FP Tech, sole managing member of AFG, and a director of the Issuer. Erich Spangenberg is the manager of CWC and TechDev and sole shareholder, president and director of NMPP, Inc (“NMPP”). Christian Spangenberg, along with Audrey Spangenberg, owns all the outstanding equity interests of AFG.

     (d) Not applicable.

     (e) Not applicable.

     (f) United States of America

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add:

FP Tech Holdings, LLC entered into a Purchase Agreement, dated as of December 10, 2008 for the purchase of certain securities of the Issuer held by JP Morgan Securities, Inc.  The securities are outlined as follows:

Assignor	Principal Amount of Senior Secured Convertible Note	Senior Secured Convertible Note Conversion Shares	Principal Amount of Senior Secured Subordinated Note
JP Morgan Securities, Inc.	$1,512,000.00	216,000	$327,797.00

The purchased of the listed securities closed on December 12, 2008.

    Unless otherwise specified, all funds, or other consideration used to acquire the securities of the Issuer in the transactions described in this Item 3 on behalf of the Reporting Persons have come from the assets controlled by such Reporting Persons and their affiliates.

Item 4. Purpose of Transaction

        (a) - (f) and (h) - (j):  The Reporting Persons acquired the securities of the Issuer in the transactions described in Item 3, incorporated herein by reference, in the belief that the securities were undervalued and in the belief that the Senior Secured Convertible Notes (the “CAP Notes”) represent the only class of securities that will be entitled to any recovery upon a foreclosure that will be implemented by the holders of the CAP Notes in the next 30 days. As a result of the acquisition of the CAP Notes, the Reporting Persons now own approximately 60% of the outstanding principal amount of the CAP Notes in addition to approximately 72% of the Issuer’s common stock.

On December 15, 2008, the Issuer received a letter from the Reporting Person (See, Exhibit 1) declaring an Event of Default has occurred under the CAP Notes due to, among other things, the Company’s admission that it cannot meet the minimum “Consolidated EBITDA” as set forth in the CAP Notes.   As a consequence, the Reporting Person declared all amounts due and owing under the CAP Notes immediately due and payable.  The Reporting Person also stated that it may exercise any and all of its rights and remedies including, without limitation, proceeding to foreclose on its collateral pursuant to Article 9 of the Uniform Commercial Code.

In a separate letter to the Issuer, also dated December 15, 2008 (See, Exhibit 2), the Reporting Person stated as follows:

      “This letter is the follow up to our recent announcement that an affiliate of Acclaim Financial Group, LLC (“AFG”) now holds approximately 60% of the senior secured debt of Firepond.  AFG realizes that none of you were at the controls when this indebtedness was incurred and that you could certainly not foresee the drastic turn in the financial markets. All of this is unfortunate, but AFG believes the best plan is to eliminate all of the indebtedness of Firepond, reinvest in the new company and, in the process, save 40 very high paying jobs in Minnesota and continue to offer Firepond’s customers its market-leading configuration, pricing and quoting Software-as-a-Service solution -- CPQ OnDemand.

Process: Counsel for AFG has provided formal notice of foreclosure to Firepond, Bank of New York and Firepond’s other secured creditors.  Over the next 30 days, AFG will complete a formal foreclosure and as a result the existing junior creditors and equity of Firepond will be eliminated. Your employees and customers will be unaffected by this legal process.  In fact, they will both be in a significantly better position after this process is completed.

New Investment: AFG will provide the new company with a new $10 million line of credit and a new equity investment of $5 million.  AFG will invite the other current senior creditors to participate in this new financing, but will complete the financing regardless of their participation.  If the new company requires additional capital in the future, AFG stands ready to finance these requirements.

Future Plans: These are obviously very difficult times in the financial markets, but AFG fundamentally believes that Firepond has a bright future as a private company.  Firepond has been providing the best CPQ solution for over 25 years, and AFG looks forward to being a part of a stronger company in the future. We intend retain a full time CEO that we are in the process of recruiting, the current President, Brad Sheafe, will move to a Board of Director position, hire additional staff and continue to seek to expand Firepond’s product offerings through research and development and possible acquisitions.”

The Reporting Persons may, from time to time and at any time, acquire additional securities in the open market or otherwise and reserve the right to dispose of any or all of their securities in the open market or otherwise, at any time from time to time, and to engage in any hedging or similar transactions with respect to the securities.

(g)  Not applicable.

Item 5. Interest in Securities of the Issuer

     (a) FP Tech owns 7,455,279 shares of Common Stock of the Issuer, representing 45.8% of the issued and outstanding shares of the Common Stock of the Issuer. The 7,455,279 shares include the following derivative securities: (i) an option to acquire 1,071,429 shares of Common Stock on or before June 30, 2009 for a price of $1.40 per share; (ii) 448,000 shares of Common Stock issuable upon conversion of a senior secured convertible note due December 2009; and (iii) 352,143 shares of Common Stock issuable upon the exercise of a warrant to purchase Common Stock. Because (i) Audrey Spangenberg, in her role as the managing member of AFG and the sole manager of FP Tech, controls FP Tech’s voting and investment decisions, (ii) TechDev, in its role as the sole member of FP Tech, controls FP Tech’s voting and investment decisions, (iii) AFG, as the sole member of TechDev, the sole member of FP Tech, controls FP Tech’s voting and investment decisions, (iv) Erich Spangenberg, in his role as the manager of TechDev, the sole member of FP Tech, controls FP Tech’s voting and investment decisions, and (v) Christian Spangenberg is an owner of membership interests of AFG, Audrey Spangenberg, Erich Spangenberg, TechDev, AFG and Christian Spangenberg may be deemed to have beneficial ownership of the shares owned of record by FP Tech. Christian Spangenberg does not possess voting or investment power with respect to these shares.

     CWC owns 6,000,000 shares of Common Stock of the Issuer, representing 36.9% of the issued and outstanding shares of the Common Stock of the Issuer. Because (i) TechDev, in its role as a member of CWC, controls CWC’s voting and investment decisions, (ii) AFG, as the sole member of TechDev, controls CWC’s voting and investment decisions, (iii) Audrey Spangenberg, in her role as the managing member of AFG, the sole member of TechDev, controls CWC’s voting and investment decisions, (iv) Erich, in his role as the manager of CWC, controls CWC’s voting and investment decisions, and (v) Christian Spangenberg is an owner of AFG, Audrey Spangenberg, TechDev, AFG, Erich Spangenberg and Christian Spangenberg may be deemed to have beneficial ownership of the shares owned of record by CWC. Christian Spangenberg does not possess voting or investment power with respect to these shares.

     NMPP, Inc. owns 357,113 shares of Common Stock of the Issuer, representing 2.2% of the issued and outstanding shares of the Common Stock of the Issuer. Because Erich Spangenberg, as the president, sole director and shareholder of NMPP, Inc., controls its voting and investment decisions, Mr. Spangenberg may be deemed to have beneficial ownership of the shares owned of record by NMPP, Inc.

All ownership positions reported herein are based on 16,263,822 shares of Common Stock of Firepond, Inc. (the “Issuer”) outstanding as of November 12, 2008, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008, filed on November 12, 2008.

     (b) See Item 5(a), and with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

     (c) Except as described in Item 3, incorporated herein by reference, and as disclosed below, none of the Reporting Persons has effected any transactions in the Common Stock or other securities covered by this Amendment No. 6 to the Schedule 13D since the most recent filing on the Schedule 13D.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1-7 of this Amendment No. 6 to the Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relations (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholdings of proxies, between Reporting Persons and any other person with respect to the Common Stock or other securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Letter to Issuer from Reporting Person, dated December 15, 2008

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2008

FP Tech Holdings, LLC
By:	/s/ Audrey Spangenberg
	Name:	Audrey Spangenberg
	Title:	Manager

Audrey Spangenberg
/s/ Audrey Spangenberg
Name: Audrey Spangenberg

Christian Spangenberg
/s/ Audrey Spangenberg

By: Audrey Spangenberg, as parent on behalf of Christian Spangenberg

Acclaim Financial Group, LLC
By:	/s/ Audrey Spangenberg
	Name:	Audrey Spangenberg
	Title:	Managing Member

Erich Spangenberg
/s/ Erich Spangenberg
Name: Erich Spangenberg

NMPP, Inc.
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	President

TechDev Holdings, LLC (f/k/a Plutus IP, LLC)
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	Manager

CWC Holdings, LLC
By:	/s/ Erich Spangenberg
	Name:	Erich Spangenberg
	Title:	Manager